EXHIBIT 99.1

Student Transportation Inc. CEO Discusses Technology and Innovation on Canada's Business News Network

Highlights Company's Performance & Positive Outlook for 2016

WALL, N.J., Sept. 16, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), North America's largest independent school transportation provider, is pleased to share the video segment featuring its Chairman and CEO Denis Gallagher appearing yesterday on Business News Network's The Street. Mr. Gallagher discussed the Company's 4th quarter and fiscal year 2015 results, which beat analysts' expectations, and spoke about technology and innovation helping drive growth in 2016.

A video accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=36166

To learn more about the Company, view other videos and recent news, please visit www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Doug Coupe
         Director of Communications & Investor Relations
         843.884.2720
         dcoupe@ridesta.com